Exhibit 3.1
CERTIFICATE OF FORMATION
OF
ENDURO RESOURCE PARTNERS LLC
     This Certificate of Formation of Enduro Resource Partners LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code § 18-101 et seq.).
Article One
     The name of the limited liability company is Enduro Resource Partners LLC.
Article Two
     The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on March 3, 2010.

/s/ Jon S. Brumley
Jon S. Brumley Authorized Person